African Development Bank

Financial Statements
Three months ended 31 March 2016

BALANCE SHEET
AS AT 31 MARCH 2016
(UA thousands – Note B)

ASSETS		31 MARCH 2016	31 DECEMBER 2015	31 MARCH 2015
CASH		1,062,591	1,214,608	1,161,978
DEMAND OBLIGATIONS		3,801	3,801	3,801
SECURITIES PURCHASED UNDER RESALE AGREEMENTS		315,167	-	36,245
TREASURY INVESTMENTS (Note F)		8,808,244	8,392,261	7,787,521
DERIVATIVE ASSETS (Note G)		1,354,440	1,454,625	1,806,984
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		241	271	364
ACCOUNTS RECEIVABLE				
Accrued income and charges receivable on loans (Note I)	198,159		196,979	182,415
Other accounts receivable	258,815		292,558	348,292
		456,974	489,537	530,707
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Notes D & I)	13,136,576		12,868,547	12,407,499
Hedged loans – Fair value adjustment (Note G)	117,439		79,837	121,219
Equity participations (Note J)	706,873		703,268	653,246
Other securities (Note K)	48,181		46,423	95,777
		14,009,069	13,698,075	13,277,741
OTHER ASSETS				
Property, equipment and intangible assets	93,061		92,828	82,696
Miscellaneous	692		731	579
		93,753	93,559	83,275
TOTAL ASSETS		**26,104,280**	**25,346,737**	**24,688,616**

The accompanying notes to the financial statements form part of this statement.

African Development Bank

LIABILITIES & EQUITY	31 MARCH 2016		31 DECEMBER 2015	31 MARCH 2015
ACCOUNTS PAYABLE				
Accrued financial charges	116,949		177,155	199,562
Other accounts payable	1,673,962		1,155,228	1,187,596
		1,790,911	1,332,383	1,387,158
DERIVATIVE LIABILITIES (Note G)		792,485	1,084,992	1,053,292
BORROWINGS (Note L)				
Borrowings at fair value	16,337,794		15,851,251	15,079,975
Borrowings at amortized cost	591,873		598,014	921,073
		16,929,667	16,449,265	16,001,048
EQUITY (Note M)				
Capital				
Subscriptions paid	3,793,800		3,727,691	3,525,824
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(169,092)		(168,842)	(172,144)
Subscriptions paid (net of CEAS)	3,624,708		3,558,849	3,353,680
Reserves	2,966,509		2,921,248	2,893,438
Total equity		6,591,217	6,480,097	6,247,118
TOTAL LIABILITIES & EQUITY		26,104,280	25,346,737	24,688,616

INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2016
 (UA thousands – Note B)

	2016	2015
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note N)	91,426	85,544
Investments and related derivatives (Note N)	34,618	35,280
Equity investments (Dividends)	249	177
Other securities	844	901
Total income from loans and investments	127,137	121,902
Borrowing expenses (Note O)		
Interest and amortized issuance costs	(101,780)	(78,296)
Net interest on borrowing-related derivatives	57,291	32,823
Unrealized (losses)/gains on borrowings, related derivatives and others	(12,359)	25,690
Net impairment charge (Note I)		
Loan principal	3,169	3,390
Loan charges	(2,805)	(3,398)
Translation gains/(losses)	2,935	21,901
Other income	1,375	509
Net operational income	74,963	124,521
OTHER EXPENSES		
Administrative expenses (Note P)	(28,652)	(24,617)
Depreciation – Property, equipment and intangible assets	(1,986)	(2,013)
Sundry (expenses)/income	(477)	(1,169)
Total other expenses	(31,115)	(27,799)
Income before distributions approved by the Board of Governors	43,848	96,722
Distributions of income approved by the Board of Governors	-	-
NET INCOME FOR THE PERIOD	**43,848**	**96,722**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED 31 MARCH 2016
(UA thousands – Note B)

	2016	2015
NET INCOME FOR THE PERIOD	43,848	96,722
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net (losses)/gains on financial assets at fair value through "other comprehensive income"	(668)	10,588
Unrealized gain/(loss) on fair-valued borrowings arising from "own credit"	2,081	(29,192)
Total items that will not be reclassified to profit or loss	1,413	(18,604)
Total other comprehensive income	1,413	(18,604)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**45,261**	**78,118**

The accompanying notes to the financial statements form part of this statement.

African Development Bank

STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 31 MARCH 2016
(UA thousands – Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurement of Defined Benefit Plan	Reserves Net Gains on Financial Assets at Fair value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from "Own Credit"	Total Equity
BALANCE AT 1 JANUARY 2015	3,438,232	(173,538)	2,996,435	(274,858)	63,321	30,422	6,080,014
Net income for the period	-	-	96,722	-	-	-	96,722
Other comprehensive income							
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	10,588	-	10,588
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(29,192)	(29,192)
Total other comprehensive income	-	-	-	-	10,588	(29,192)	(18,604)
Net increase in paid-up capital	87,592	-	-	-	-	-	87,592
Net conversion losses on new subscriptions	-	1,394	-	-	-	-	1,394
BALANCE AT 31 MARCH 2015	**3,525,824**	**(172,144)**	**3,093,157**	**(274,858)**	**73,909**	**1,230**	**6,247,118**
BALANCE AT 1 JANUARY 2016	3,727,691	(168,842)	2,965,595	(249,362)	101,535	103,480	6,480,097
Net income for the period	-	-	43,848	-	-	-	43,848
Other comprehensive income							
Net losses on financial assets at fair value through "other comprehensive income"	-	-	-	-	(668)	-	(668)
Unrealized gains on fair-valued borrowings arising from "own credit"	-	-	-	-	-	2,081	2,081
Total other comprehensive income	-	-	-	-	(668)	2,081	1,413
Net increase in paid-up capital	66,109	-	-	-	-	-	66,109
Net conversion gains on new subscriptions	-	(250)	-	-	-	-	(250)
BALANCE AT 31 MARCH 2016	**3,793,800**	**(169,092)**	**3,009,443**	**(249,362)**	**100,867**	**105,561**	**6,591,217**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH 2016
(UA thousands – Note B)

	2016	2015
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	43,848	96,722
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,986	2,013
Provision for impairment on loan principal and charges	(364)	8
Unrealized (gains)/losses on investments and related derivatives	(1,585)	4,216
Amortization of discount or premium on treasury investments at amortized cost	3,354	(446)
Amortization of borrowing issuance costs	562	(1,438)
Unrealized losses/(gains) on borrowings, related derivatives and others	11,813	(24,149)
Translation gains	(2,935)	(21,901)
Net movements in derivatives		(32,758)
Changes in accrued income on loans	(55,733)	(1,346)
Changes in accrued financial charges	(60,205)	(62,000)
Net change in reverse repurchase agreements and cash collateral on securities borrowed	(315,167)	(431,051)
Changes in other receivables and payables	391,803	410,545
Net cash provided by/(used in) operating activities	12,415	(61,585)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(555,100)	(319,833)
Repayments of loans	364,689	344,588
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(96,866)	124,217
Investments at fair value through profit and loss	(464,759)	(149,444)
Acquisition of fixed assets	(2,218)	(5,875)
Disposal of fixed assets	-	-
Disbursements on equity participations	(11,779)	(29,475)
Repayments on equity participations	1,007	567
Net cash used in investing, lending and development activities	(765,026)	(35,255)
FINANCING ACTIVITIES:		
New borrowings	2,116,409	1,585,208
Repayments on borrowings	(1,707,402)	(488,374)
Cash from capital subscriptions	65,858	88,987
Net cash provided by financing activities	474,865	1,185,821
Effect of exchange rate changes on cash and cash equivalents	28,755	(22,773)
(Decrease)/increase in cash and cash equivalents	(248,991)	1,066,208
Cash and cash equivalents at the beginning of the period	2,403,875	650,681
Cash and cash equivalents at the end of the period	**2,154,884**	**1,716,889**
COMPOSED OF:		
Investments maturing within 3 months of acquisition:		
Investments at fair value through profit and loss	1,092,293	554,911
Cash	1,062,591	1,161,978
Cash and cash equivalents at the end of the period	**2,154,884**	**1,716,889**
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(104,694)	(107,473)
Interest received	132,543	144,821
Dividend received	249	177
2. Movement resulting from exchange rate fluctuations:		
Loans	(73,890)	78,163
Borrowings	(47,117)	345,210
Currency swaps	100,262	(326,037)

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
THREE MONTHS ENDED 31 MARCH 2016

NOTE A - OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 March 2016 and 2015 are reported in Note S-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 March 2016, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank's employee benefits are included in Note Q – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. The amortization of loan origination fee is included in income from loans.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 require written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement as an expense or a recovery, in line with IAS 37.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) **Financial Liabilities**

  i) *Borrowings*

  In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

  In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

  The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 March 2016, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation and Debit Valuation Adjustment (CVA/DVA)

Valuation adjustment for counterparty risk (CVA/DVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the probability of default of the counterparty, recovery rates, and the amount of loss in case of a default, on a counterparty basis. The DVA is calculated in a symmetric way on the basis of the expected negative exposure. These calculations are recognized on the life of the potential exposure, and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require little management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. For equity investments in unlisted entities the fair value is assessed using appropriate methods, which maximize the use of relevant observable inputs for example, discounted cash flows.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management's best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument, (ii) the fair value arrived at reasonably represents actual market transactions, (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 March 2016, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank's UA, and the estimates for the other variables are based on the bank best judgment.

Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior period's amounts have been made to conform to the presentation in the current period. These reclassifications did not affect prior period's reported result.

NOTE C - THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, various International Financial Reporting Standards issued by the IASB were not yet effective for application and had not been applied in preparing these financial statements. The new standards which are expected to be relevant to the Bank are discussed briefly below:

IFRS 15 Revenues from Contracts with Customers

IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after 1 January 2017. It specifies how and when entities should recognize revenue from contracts with customers as well as the required disclosures in the financial statements. The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

The Bank has determined that the standard is not applicable to its operations as its contracts with customers are accounted for under IFRS 9.

IFRS 9: Financial Instruments

The Bank has already adopted phase 1 of the IFRS 9 with effect from 1 January 2011. Phase 2, which is the final version of IFRS 9 was issued on 24 July 2014 and is effective for annual periods beginning on or after 1 January 2018. The revisions in the final phase of this standard introduce a third classification and measurement category for financial assets, namely fair value through OCI, some revisions to hedge accounting and replacement of the incurred loss model in IAS 39 with the expected credit loss impairment model. The final standard also includes the guidance for financial liabilities, as previously issued to the effect that there is no subsequent recycling of realized gains or losses on "own credit" from OCI to profit and loss.

Although preliminary indications are that the Bank will be affected by the new standard, the Bank is still assessing the full impact of this new pronouncement on its financial position and performance.

Annual Improvements to IFRS 2012 - 2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRS 2012-2014 Cycle. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. These changes are effective for reporting periods beginning on or after 1 January 2016, with early adoption permitted.

The Bank is currently assessing the impact of the amendments on its financial statements.

Amendments to IAS 1: Presentation of Financial Statements

In December 2014, the IASB issued amendments to IAS 1, as part of an initiative to improve presentation and disclosure in financial reports, to further encourage reporting entities to apply professional judgement in determining what information to disclose in their financial statements and in determining where and in what order information is presented in the financial disclosures. The Amendments have a mandatory effective date of 1 January 2016, with earlier adoption permitted.

The Bank expects that the adoption of these amendments will not have material impact on its Financial Statements.

IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 "Leases", which replaces the current guidance on lease accounting in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted. The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a 'right-of-use asset' for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

Preliminary indications are that the new standard will affect the Bank. However, the full impact on the financial position and performance is still being assessed.

IAS 7 Statement of Cash flows (Amendments)

On 29 January 2016, the IASB published some revisions to IAS 7 "Statement of Cash flows" aimed at improving the effectiveness of disclosures in financial reports. These amendments, which are effective from 1 January 2017, require entities to provide information about changes in their financing liabilities. The amendments are a response to users' demand for information that helps them better understand and evaluate changes in liabilities arising from an entity's financing activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses).

Although the Bank is yet to assess the potential impact of adopting this standard, its application is not expected to have an impact on the financial position of the Bank as the new requirements merely involve additional disclosures rather than a change in measurement basis.

Based on the foregoing no new or revised financial reporting standard, applicable to the Bank, became effective in 2016.

NOTE D - RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the First Vice President and Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank. Day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 March 2016 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)

Country	N° of Loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Angola	5	1,109,881	294,573	389,420	425,888	3.19
Botswana	3	952,733	0	15,561	937,172	7.03
Cameroon	4	220,670	72,158	133,776	14,736	0.11
Cabo Verde	8	129,246	0	45,306	83,940	0.63
Congo	2	114,084	0	114,084	0	0.00
Democratic Republic of Congo	10	418,059	0	0	418,059	3.14
Egypt	15	1,902,869	0	426,857	1,476,012	11.07
Equatorial Guinea	3	57,962	0	45,733	12,229	0.09
Ethiopia	1	54,024	54,024	0	0	0.00
Gabon	6	210,125	0	0	210,125	1.58
Kenya	2	189,908	189,908	0	0	0.00
Mauritius	9	456,652	0	76,052	380,600	2.85
Morocco	55	3,396,326	79,712	802,120	2,514,494	18.86
Namibia	6	375,309	216,816	69,015	89,478	0.67
Nigeria	5	737,699	0	461,379	276,320	2.07
Rwanda	1	52,860	0	49,189	3,671	0.03
Senegal	2	146,892	0	146,892	0	0.00
Seychelles	5	46,867	0	14,622	32,245	0.24
Somalia**	3	4,321	0	0	4,321	0.03
South Africa	8	1,675,430	0	460,549	1,214,881	9.11
Sudan**	4	53,520	0	0	53,520	0.40
Swaziland	7	66,719	0	47,501	19,218	0.14
Tanzania	3	363,437	0	363,249	188	0.00
Tunisia	36	2,207,758	0	343,987	1,863,771	13.98
Uganda	3	185,190	0	185,069	121	0.00
Zambia	6	252,685	88,727	162,956	1,002	0.01
Zimbabwe**	12	197,609	0	0	197,609	1.48
Multinational	4	100,927	90,779	0	10,148	0.08
Total Public Sector	**228**	**15,679,762**	**1,086,697**	**4,353,317**	**10,239,748**	**76.79**
Total Private Sector	**124**	**4,422,879**	**891,883**	**436,111**	**3,094,885**	**23.21**
Total	**352**	**20,102,641**	**1,978,580**	**4,789,428**	**13,334,633**	**100.00**

*   *Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.*
** *Countries in non-accrual status as at 31 March 2016.*

(1) *The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of March 2016, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.*

Slight differences may occur in totals due to rounding.

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank, both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection.

Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. Following a default, the seller pays compensation to the buyer for part of the unpaid interest, based on the EEA amount for the country in default at the interest rate stipulated in the agreement, currently set at USD six-month LIBOR plus 0.75 percent. The seller is only required to make principal payments to the buyer when the EEA buyer writes off or restructures part, or all, of the loans in the reference portfolio. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off/restructuring occurs. Experience shows that MDBs hardly ever write off arrears as the said arrears always ultimately get settled. Interest payments and principal, where applicable, are made on a semi-annual basis and cannot exceed contractual payments related to the loans that are in default.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 March 2016, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.17 billion). The participating MDBs have paid no credit protection fee (i.e. guarantee premium) as the amount of exposure exchanged - purchased and sold - are notionally the same at inception. The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold			
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank	
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21		
				Romania	185.00		
				Turkey	200.00		
TOTAL	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**1,587.71**	**TOTAL**	**2,880.00**

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9 and IAS 37, as described in Note B.

As of 31 March 2016, no default events have occurred on any exposures covered under these Exposure Exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the exposure exchange, is managed and mitigated by the Bank through its robust risk management mechanisms and frameworks.

The Private Sector Credit Enhancement Facility (PSFs)

The Bank enters into credit enhancement facilities for the primary purpose of promoting private sector operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with widely-used rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade master scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	Excellent
	1-	A-	A3	Excellent
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	Strong
	2-	BBB-	Baa3	Strong
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	Good
	3-	BB-	Ba3	Good
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	Satisfactory
	4-	B	B2	Satisfactory
	5+	B-	B3	Acceptable
	5	B-	B3	Acceptable
High Risk	5-	CCC+	Caa1	Marginal
	6+	CCC+	Caa1	Marginal
	6	CCC	Caa2	Special Attention
	6-	CCC	Caa2	Special Attention
Very High Risk	7	CCC-	Caa3	Substandard
	8	CCC-	Caa3	Substandard
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.68 at the end of March 2016, compared to 2.59 as of 31 March 2015.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of March 2016, the Bank's public sector loan portfolio used up to 35 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at fair value through Other Comprehensive Income and unrealized loss/gain on fair-valued borrowings arising from "own credit". Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy – analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

- Financial strength and historic fund performance;
- Investment strategy and risk management;
- Industry structure;
- Management and corporate governance; and
- Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of March 2016, the cumulative impairment provision to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 114.42 million compared to UA 54.57 million at the end of March 2015.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Approach (IRB). At the end of March 2016, the Bank's non-sovereign portfolio required as risk capital approximately 23 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 10 percent of the Bank's total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank's total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30 years**
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of March 2016, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 2 percent of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Franc.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on 1 January 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in US dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with a lifetime of 10 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. There are no prepayments in the quarter ended 31 March 2016 (No prepayment in the quarter ended 31 March 2015).

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer (GCRO) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. Full implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a Whistleblower Protection Policy.

NOTE E - FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 March 2016 and 2015:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

31 March 2016	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	1,062,591	1,062,591	1,062,591
Demand obligations	-	-	-	3,801	3,801	3,801
Securities purchased under resale agreements	-	-	-	315,167	315,167	315,167
Treasury investments	4,802,150	-	-	4,006,094	8,808,244	9,026,272
Derivative assets	1,354,440	-	-	1,354,440	1,354,440	1,354,440
Non-negotiable instruments on account of capital	-	-	-	241	241	241
Accounts receivable	-	-	-	456,974	456,974	456,974
Loans	21,037	-	-	13,115,539	13,136,576	13,461,934
Equity participations	-	-	706,873	-	706,873	706,873
Other securities	-	-	-	48,181	48,181	48,181
Total financial assets	**6,177,627**	**-**	**706,873**	**19,008,588**	**25,893,088**	**26,436,474**
Accounts payable	-	-	-	1,790,911	1,790,911	1,790,911
Derivative liabilities	792,485	-	-	-	792,485	792,485
Borrowings	-	16,337,794	-	591,873	16,929,667	17,045,821
Total financial liabilities	**792,485**	**16,337,794**	**-**	**2,382,784**	**19,513,063**	**19,629,217**

(UA thousands)

31 March 2015	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	1,161,978	1,161,978	1,161,978
Demand obligations	-	-	-	3,801	3,801	3,801
Securities purchased under resale agreements	-	-	-	36,425	36,425	36,425
Treasury investments	4,184,012	-	-	3,603,509	7,787,521	7,974,844
Derivative assets	1,806,984	-	-	-	1,806,984	1,806,984
Non-negotiable instruments on account of capital	-	-	-	364	364	364
Accounts receivable	-	-	-	530,707	530,707	530,707
Loans	20,042	-	-	12,387,457	12,407,499	12,465,041
Equity participations	-	-	653,246	-	653,246	653,246
Other securities	-	-	-	95,777	95,777	95,777
Total financial assets	**6,011,038**	**-**	**653,246**	**17,819,838**	**24,484,122**	**24,728,987**
Accounts payable	-	-	-	1,387,158	1,387,158	1,387,158
Derivative liabilities	1,053,292	-	-	-	1,053,292	1,053,292
Borrowings	-	15,079,975	-	921,073	16,001,048	16,129,040
Total financial liabilities	**1,053,292**	**15,079,975**	**-**	**2,308,231**	**18,441,498**	**18,569,490**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 March 2016 and 2015 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)			
	2016	2015	**2016**	2015	**2016**	2015	**2016**	2015
Treasury investments	3,496,150	2,794,905	1,255,100	1,230,379	50,900	158,728	4,802,150	4,184,012
Derivative assets	7,242	5,328	1,337,362	1,796,447	9,836	5,209	1,354,440	1,806,984
Loans	-	-	21,037	20,042	-	-	21,037	20,042
Equity participation	6,593	9,957	-	-	700,280	643,289	706,873	653,246
Total financial assets	**3,509,985**	**2,810,190**	**2,613,499**	**3,046,868**	**761,016**	**807,226**	**6,884,500**	**6,664,284**
Derivative liabilities	-	-	761,960	993,345	30,525	59,947	792,485	1,053,292
Borrowings	8,819,286	7,349,980	7,346,782	7,522,545	171,726	207,450	16,337,794	15,079,975
Total financial liabilities	**8,819,286**	**7,349,980**	**8,108,742**	**8,515,890**	**202,251**	**267,397**	**17,130,279**	**16,133,267**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2.These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or net asset value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 March 2016 and 2015 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		**(Level 2)**		**(Level 3)**			
	2016	2015	**2016**	2015	**2016**	2015	**2016**	2015
Treasury investments	4,104,750	3,605,382	82,645	49,192	36,727	136,258	4,224,122	3,790,832
Loans	-	-	-	-	13,440,897	12,444,999	13,440,897	12,444,999
Total financial assets	**4,104,750**	**3,605,382**	**82,645**	**49,192**	**13,477,624**	**12,581,257**	**17,665,019**	**16,235,831**
Borrowings	-	199,119	616,495	728,851	91,532	121,095	708,027	1,049,065
Total financial liabilities	**-**	**199,119**	**616,495**	**728,851**	**91,532**	**121,095**	**708,027**	**1,049,065**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	
Borrowings	Consensus pricing	Offered quotes Own credit	

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. FX correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 March 2016 and 2015 were made up as follows:

(UA thousands)

	2016	2015
Balance at 1 January	136,742	139,043
New transactions	3,550	2,360
Amounts recognized in income statement during the period	(6,827)	(22,732)
Translation effects	6,712	5,378
Balance at 31 March	**140,777**	**124,049**

NOTE F - TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 March 2016, the Bank had received collateral with fair value of UA 737 million in connection with swap agreements. Of this amount, a total of UA 695 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 42 million was in the form of liquid financial assets and is kept in custody by the Bank.

The composition of treasury investments as at 31 March 2016 and 2015 was as follows:

(UA thousands)

	2016	2015
Treasury investments mandatorily measured at fair value through profit or loss	4,802,150	4,184,012
Treasury investments at amortized cost	4,006,094	3,603,509
Total	**8,808,244**	**7,787,521**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at 31 March 2016 and 2015 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2016	2015	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015
Time deposits	343.15	87.81	706.63	326.47	29.99	39.24	12.53	101.38	1,092.30	554.91
Asset-backed securities	25.70	59.22	23.86	99.48	-	-	0.00	-	49.56	158.70
Government and agency obligations	1,518.33	1,529.92	517.23	449.46	-	-	75.31	127.70	2,110.87	2,107.08
Corporate bonds	202.41	262.89	48.99	45.90	-	-	0.00	-	251.40	308.79
Financial institutions	602.75	706.46	377.31	203.57	-	-	23.65	2.14	1,003.71	912.17
Supranational	99.74	96.10	152.22	-	-	-	42.35	46.26	294.31	142.36
Total	**2,792.08**	**2,742.40**	**1,826.24**	**1,124.88**	**29.99**	**39.24**	**153.84**	**277.48**	**4,802.15**	**4,184.01**

The nominal value of treasury investments mandatorily measured at FVTPL as at 31 March 2016 was UA 4,782.96 million (2015: UA 4,180.68 million). The average yield of treasury investments mandatorily measured at FVTPL for the quarter ended 31 March 2016 was 1.58 percent (2015: 0.62 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 March 2016 and 2015 was as follows:

(UA millions)

	2016	2015
One year or less	2,009.10	1,450.26
More than one year but less than two years	933.54	1,309.57
More than two years but less than three years	879.67	751.66
More than three years but less than four years	907.67	227.15
More than four years but less than five years	36.58	323.39
More than five years	35.59	121.98
Total	**4,802.15**	**4,184.01**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 March 2016 and 2015 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2016	2015	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015
Asset-backed securities	35.48	130.26	-	-	-	-	-	-	35.48	130.26
Government and agency obligations	940.55	904.50	762.05	672.34	407.40	455.79	310.63	191.01	2,420.63	2,223.64
Corporate bonds	-	-	-	-	-	-	-	-	-	-
Financial institutions	1.97	12.32	-	19.50	78.35	16.46	-	-	80.32	48.28
Supranational	617.56	509.71	620.35	427.91	231.75	263.71	-	-	1,469.66	1,201.33
Total	**1,595.56**	**1,556.79**	**1,382.40**	**1,119.75**	**717.50**	**735.96**	**310.63**	**191.01**	**4,006.09**	**3,603.51**

The nominal value of treasury investments at amortized cost as at 31 March 2016 was UA 3,962.08 million (2015: UA 3,604.20 million). The average yield of treasury investments at amortized cost for the quarter ended 31 March 2016 was 1.48 percent (2015: 2.52 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 March 2016 and 2015 was as follows:

(UA millions)

	2016	2015
One year or less	260.25	324.42
More than one year but less than two years	317.91	327.61
More than two years but less than three years	458.29	383.78
More than three years but less than four years	352.29	410.03
More than four years but less than five years	349.42	324.59
More than five years	2,267.93	1,833.08
Total	**4,006.09**	**3,603.51**

The fair value of treasury investments at amortized cost as at 31 March 2016 was UA 4,224.12 million (2015: UA 3,790.83 million).

NOTE G - DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016		2015	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	1,218,799	620,725	1,672,439	878,680
Interest rate swaps	104,660	22,863	99,927	19,002
Loan swaps	13,118	145,385	9,036	150,489
	1,336,577	**788,973**	1,781,402	1 048 171
Investments-related:				
Asset swaps	3,843	3,512	4,937	5,121
Macro-hedge swaps and others	14,020	-	20,645	-
	17,863	**3,512**	25,582	5,121
Total	**1,354,440**	**792,485**	**1,806,984**	**1,053,292**

The notional amounts of derivative financial assets and financial liabilities at 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Borrowings-related:		
Cross-currency swaps	11,156,786	10,804,067
Interest rate swaps	7,755,650	5,416,204
Loan swaps	1,795,937	1,541,977
	20,708,373	**17,762,248**
Investments-related:		
Asset swaps	176,141	235,262
Macro-hedge swaps	220,109	283,666
	396,250	518,928
Total	**21,104,623**	**18,281,176**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 March 2016, the Bank had futures with a notional value of Euro 7,792 million and USD 8,722 million. The carrying value of Euro futures and US dollars futures were UA 6.0 million and UA 15.7 million respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 March 2016, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at March 31, 2016 was a liability of UA 145.09 million. The fair value loss on these loan swaps for the quarter ended March 31, 2016 was UA 33.04 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 34.67 million. Therefore, the hedge effectiveness recognized in profit or loss was a gain of UA 1.63 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the three months ended March 2016, the amortization of fair value adjustment on the hedged risk amounted to UA 1.01 million.

NOTE H - NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional Members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-Regional Members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 March 2016 and 2015, the non-negotiable notes' balances were as follows:

(UA thousands)

	2016	2015
Balance at 1 January	271	739
Net movement for the period	(30)	(375)
Balance at 31 March	**241**	**364**

NOTE I -   LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 March 2016 and 2015, outstanding loans were as follows:

(UA thousands)

	2016	2015
Outstanding balance of loans - amortized cost	13,313,596	12,540,033
Outstanding balance of loans - fair value	21,037	20,042
	13,334,633	12,560,075
Less: accumulated provision for impairment	(198,057)	(152,576)
Balance at 31 March	**13,136,576**	**12,407,499**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 March 2016 and 2015 was as follows:

(UA millions)

	2016				2015
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	806.13	352.97	178.41	1,337.51	1,211.95
More than one year but less than two years	889.09	238.37	2.12	1,129.58	970.81
More than two years but less than three years	914.17	461.34	-	1,375.51	1,076.55
More than three years but less than four years	953.14	158.10	-	1,111.24	1,293.18
More than four years but less than five years	988.31	158.58	-	1,146.89	1,015.49
More than five years	6,599.76	634.14	-	7,233.90	6,992.10
Total	**11,150.60**	**2,003.50**	**180.53**	**13,334.63**	**12,560.08**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at 31 March 2016 and 2015 were as follows:

(Amounts in UA millions)

			2016		2015	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	131.18		143.49	
		Japanese Yen	210.24		224.31	
		Pound Sterling	2.49		2.61	
		Swiss Franc	3.90		3.93	
		US Dollar	184.39		171.42	
		Others	0.03		0.02	
			532.23	3.99	545.78	4.35
	Single Currency	Euro	4,734.19		4,436.07	
		Japanese Yen	1.51		2.90	
		South African Rand	707.21		835.20	
		US Dollar	5,123.70		4,291.13	
		Others	51.76		51.98	
			10,618.37	79.63	9,617.28	76.57
Floating Rate:	Single Currency	Euro	449.06		369.41	
		Japanese Yen	8.65		9.93	
		South African Rand	88.78		120.52	
		US Dollar	1,457.01		1,707.58	
			2,003.50	15.03	2,207.44	17.58
Variable Rate:	Multi-Currency	Euro	30.44		29.38	
		Japanese Yen	0.77		0.75	
		US Dollar	106.16		111.81	
			137.37	1.03	141.94	1.13
	Single Currency	Euro	10.42		11.89	
		Japanese Yen	15.21		14.58	
		Swiss Franc	0.99		1.00	
		US Dollar	16.54		20.17	
			43.16	0.32	47.64	0.38
Total			**13,334.63**	**100.00**	**12,560.08**	**100.00**

The weighted average yield on outstanding loans for the quarter ended 31 March 2016 was 2.74 percent (2015: 2.72 percent).

A comparative summary of the currency composition of outstanding loans at 31 March 2016 and 2015 was as follows:

(Amounts in UA millions)

	2016		2015	
	Amount	**%**	**Amount**	**%**
Euro	5,355.29	40.16	4,990.24	39.73
Japanese Yen	236.38	1.77	252.47	2.01
Pound Sterling	2.49	0.02	2.61	0.02
South African Rand	795.99	5.97	955.72	7.61
Swiss Franc	4.89	0.04	4.93	0.04
US Dollar	6,887.80	51.65	6,302.11	50.18
Others	51.79	0.39	52.00	0.41
Total	**13,334.63**	**100.00**	**12,560.08**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Accrued income and charges receivable on loans	430,521	417,658
Less: accumulated provision for impairment	(232,362)	(235,243)
Balance at 31 March	**198,159**	**182,415**

Provision for Impairment on Loan Principal and Charges Receivable

At 31 March 2016, outstanding loans with an aggregate principal balance of UA 535.91 million (2015: UA 402.65 million), of which UA 268.70 million (2015: UA 276.36 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Outstanding balance on impaired loans	535,913	402,647
Less: accumulated provision for impairment	(198,057)	(152,576)
Net balance on impaired loans	**337,856**	**250,071**
Charges receivable and accrued income on impaired loans	330,500	323,793
Less: accumulated provision for impairment	(232,362)	(235,243)
Net charges receivable and accrued income on impaired loans	**98,138**	**88,550**

The movements in the accumulated provision for impairment on outstanding loan principal for the three months ended 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Balance at 1 January	201,847	151,288
Provision for impairment on loan principal for the period (net)	(3,169)	(3,390)
Translation effects	(621)	4,678
Balance at 31 March	**198,057**	**152,576**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the quarter ended 31 March 2016, a net provision for impairment made on private sector loans amounted to UA 2.92 million (2015: provision for UA 3.21 million). The accumulated provisions on private sector loans at 31 March 2016 amounted to UA 114.42 million (2015: UA 54.57 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the three months ended 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Balance at 1 January	228,580	225,650
Provision for impairment on loan charges for the period (net)	2,805	3,398
Translation effects	977	6,195
Balance at 31 March	**232,362**	**235,243**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the quarter ended 31 March 2016, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 0.07 million (2015: UA 0.60 million). The accumulated provision on interest and charges receivable on private sector loans at 31 March 2016 amounted to UA 7.53 million (2015: UA 19.74 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 March 2016, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 0.61 million (2015: UA 5.78 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 March 2016 amounted to UA 380.14 million (2015: UA 166.74 million).

Other than the guarantees above given to other entities, the Bank in 2015 entered into guarantee contracts covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. Based on the structure, such guarantees are referred to as Exposure Exchange Agreements and are primarily risk management tools. The details are in Note in D. As at 31 March 2016 the nominal amounts of these contracts was USD 4.47 billion (UA 3.17 billion).

Similarly, the Bank has credit enhancement facilities that it benefits from for some of its loans. As at 31 March 2016, loans amounting to UA 56.50 million had been approved. The credit enhancement cover for such loans become effective in 2016.

NOTE J -   EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended 31 March 2016 amounted to UA 47.31 million (2015: UA 50.75 million), representing 63.14 percent (2015: 67.32 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 March 2016, the Bank's pro-rata or economic share in ADF was 0.48 percent (2015: 0.51 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative, the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

NOTE K - OTHER SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMCs) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

The carrying amount of "Other securities" at 31 March 2016 was UA 48.18 million (2015: UA 95.78 million).

NOTE L -   BORROWINGS

As at 31 March 2016 and 2015, the Bank's borrowings were as follows:

(UA millions)

	2016	2015
Borrowings at fair value	16,337.80	15,079.98
Borrowings at amortized cost	591.87	921.07
Total	**16,929.67**	**16,001.05**

The Bank's borrowings as at 31 March 2016 included subordinated borrowings in the amount of UA 219.45 million (2015: UA 514.05 million).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 March 2016 was as follows:

i)   Borrowings Carried at Fair Value

(UA millions)

Periods	**Ordinary**	**Callable**	**Total**
One year or less	3,216.40	428.01	3,644.41
More than one year but less than two years	4,071.25	5.87	4,077.12
More than two years but less than three years	2,876.81	-	2,876.81
More than three years but less than four years	1,349.60	3.23	1,352.83
More than four years but less than five years	308.27	0.69	308.96
More than five years	4,017.21	60.46	4,077.67
Total	**15,839.54**	**498.26**	**16,337.80**

ii)   Borrowings Carried at Amortized Cost

(UA millions)

Periods	**Ordinary**	**Callable**	**Total**
One year or less	5.89	-	5.89
More than one year but less than two years	19.51	-	19.51
More than two years but less than three years	-	-	-
More than three years but less than four years	159.54	-	159.54
More than four years but less than five years	52.17	-	52.17
More than five years	292.34	63.02	355.36
Subtotal	**529.45**	**63.02**	**592.47**
Net unamortized premium and discount	(0.60)	-	(0.60)
Total	**528.85**	**63.02**	**591.87**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 March 2015 was as follows:

i)   Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,232.47	168.97	2,401.44
More than one year but less than two years	3,340.20	11.67	3,351.87
More than two years but less than three years	1,306.24	-	1,306.24
More than three years but less than four years	2,780.68	-	2,780.68
More than four years but less than five years	1,459.26	1.35	1,460.61
More than five years	3,759.76	19.38	3,779.14
Total	**14,878.61**	**201.37**	**15,079.98**

ii)   Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	320.29	-	320.29
More than one year but less than two years	5.76	-	5.76
More than two years but less than three years	13.84	-	13.84
More than three years but less than four years	7.84	-	7.84
More than four years but less than five years	163.53	-	163.53
More than five years	350.10	60.35	410.45
Subtotal	**861.36**	**60.35**	**921.71**
Net unamortized premium and discount	(0.64)	-	(0.64)
Total	**860.72**	**60.35**	**921.07**

The fair value of borrowings carried at fair value through profit or loss at 31 March 2016 was UA 16,337.79 million (2015: UA 15,079.97 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 March 2016 was UA 16,224.46 million (2015: UA 14,874.04 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a loss of UA 12.36 million on fair-valued borrowings and related derivatives for the quarter ended 31 March 2016 (2015: net gain of UA 25.40 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended 31 March 2016 was a gain of UA 2.08 million (2015: loss of UA 29.19 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at 31 March 2016, the cumulative unrealized fair value losses to date were UA 988.44 million (2015: losses of UA 994.51 million).

NOTE M - EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the six General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6 percent) paid-up and ninety-four percent (94 percent) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 20 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on 22 February 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Upon conclusion of the GCI VI capital increase and following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 and 19,414.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

The Bank's capital as at 31 March 2016 and 2015 was as follows:

(UA thousands)

	2016	2015
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,339,096)	(1,842,989)
Subscribed Capital	65,635,954	65,132,061
Less: Callable Capital	(60,742,354)	(60,268,705)
Paid-up Capital	4,893,600	4,863,356
Shares to be issued upon payment of future installments	(1,100,290)	(1,337,770)
Add: Amounts paid in advance	490	340
	3,793,800	3,525,926
Less: Amounts in arrears	-	(102)
Capital at 31 March	**3,793,800**	**3,525,824**

Included in the total unsubscribed shares of UA 1,339.10 million at 31 March 2016 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

African Development Bank

Subscriptions by member countries and their voting power at 31 March 2016 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	272,446	4.222	167,949	2,556,520	273,071	4.215
2	ANGOLA	74,496	1.154	41,554	703,412	75,121	1.159
3	BENIN	12,405	0.192	6,517	117,533	13,030	0.201
4	BOTSWANA	69,452	1.076	61,681	632,845	70,077	1.082
5	BURKINA FASO	25,741	0.399	14,648	242,775	26,366	0.407
6	BURUNDI	15,269	0.237	9,194	143,496	15,894	0.245
7	CABO VERDE	4,919	0.076	3,095	46,100	5,544	0.086
8	CAMEROON	69,839	1.082	38,126	660,281	70,355	1.086
9	CENTRAL AFRICAN	2,702	0.042	1,607	25,412	3,327	0.051
10	CHAD	4,528	0.070	2,549	42,740	4,903	0.076
11	COMOROS	542	0.008	605	4,826	1,167	0.018
12	CONGO	29,200	0.452	15,670	276,350	29,825	0.460
13	COTE D'IVOIRE	240,374	3.725	142,849	2,260,900	240,999	3.720
14	DEMOCRATIC REPUBLIC OF CONGO	82,789	1.283	44,499	783,395	83,414	1.287
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.028
16	EGYPT	350,410	5.430	200,935	3,303,170	351,035	5.418
17	EQUATORIAL GUINEA	10,245	0.159	6,395	96,057	10,870	0.168
18	ERITREA	2,003	0.031	2,506	17,522	2,628	0.041
19	ETHIOPIA	101,981	1.580	56,878	962,940	102,606	1.584
20	GABON	76,913	1.192	48,390	720,758	77,538	1.197
21	GAMBIA	9,763	0.151	5,236	92,413	10,388	0.160
22	GHANA	137,130	2.125	70,433	1,300,871	129,969	2.006
23	GUINEA	26,005	0.403	15,096	244,961	26,630	0.411
24	GUINEA BISSAU	1,552	0.024	870	14,660	2,083	0.032
25	KENYA	92,976	1.441	51,863	877,900	93,601	1.445
26	LESOTHO	3,724	0.058	4,039	33,210	4,349	0.067
27	LIBERIA	12,403	0.192	7,404	116,637	13,028	0.201
28	LIBYA	214,493	3.324	120,463	2,024,468	215,118	3.320
29	MADAGASCAR	41,270	0.639	21,672	391,030	41,895	0.647
30	MALAWI	17,846	0.277	10,043	168,420	17,469	0.270
31	MALI	27,864	0.432	14,757	263,881	28,489	0.440
32	MAURITANIA	3,704	0.057	4,118	32,916	4,329	0.067
33	MAURITIUS	42,063	0.652	30,427	390,230	42,688	0.659
34	MOROCCO	227,618	3.527	141,566	2,134,620	228,243	3.523
35	MOZAMBIQUE	38,083	0.590	21,149	359,698	38,708	0.597
36	NAMIBIA	22,117	0.343	14,031	207,150	22,742	0.351
37	NIGER	16,148	0.250	9,121	152,363	16,773	0.259
38	NIGERIA	574,044	8.895	333,042	5,407,433	574,669	8.870
39	RWANDA	8,509	0.132	4,787	80,303	9,134	0.141
40	SAO TOME & PRINCIPE	4,350	0.067	2,461	41,054	4,975	0.077
41	SENEGAL	67,337	1.043	35,141	638,241	64,625	0.997
42	SEYCHELLES	1,827	0.028	1,779	16,499	2,452	0.038
43	SIERRA LEONE	18,493	0.287	10,196	174,751	19,118	0.295
44	SOMALIA	1,941	0.030	2,427	16,986	2,566	0.040
45	SOUTH AFRICA	325,228	5.040	170,689	3,081,600	320,652	4.949
46	SOUTH SUDAN	32,030	0.496	1,695	318,610	32,655	0.504
47	SUDAN	21,411	0.332	12,758	201,347	22,036	0.340
48	SWAZILAND	7,385	0.114	8,325	65,530	8,010	0.124
49	TANZANIA	49,043	0.760	25,947	464,497	46,880	0.724
50	TOGO	10,105	0.157	5,879	95,171	10,730	0.166
51	TUNISIA	90,175	1.397	57,503	844,260	90,800	1.401
52	UGANDA	30,744	0.476	16,875	290,577	29,646	0.458
53	ZAMBIA	80,264	1.244	42,679	759,945	80,889	1.248
54	ZIMBABWE	133,525	2.070	77,096	1,258,158	134,150	2.071
	Total Regionals	**3,838,636**	**59.481**	**2,218,731**	**36,168,036**	**3,850,096**	**59.424**

Slight differences may occur in totals due to rounding.

African Development Bank

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**3,838,636**	**59.481**	**2,218,731**	**36,168,036**	**3,850,096**	**59.424**
55	ARGENTINA	5,847	0.091	6,108	52,364	6,472.000	0.100
56	AUSTRIA	28,769	0.446	17,033	270,660	29,394	0.454
57	BELGIUM	41,366	0.641	24,493	389,180	41,992	0.648
58	BRAZIL	26,072	0.404	14,051	246,676	24,411	0.377
59	CANADA	246,004	3.812	178,344	2,281,710	246,629	3.807
60	CHINA	73,739	1.143	43,171	694,230	74,364	1.148
61	DENMARK	75,864	1.176	55,311	703,330	76,489	1.181
62	FINLAND	31,655	0.491	20,248	296,310	32,280	0.498
63	FRANCE	241,981	3.750	143,256	2,276,560	242,606	3.745
64	GERMANY	265,640	4.116	157,265	2,499,140	266,265	4.110
65	INDIA	16,094	0.249	9,058	151,890	16,719	0.258
66	ITALY	156,363	2.423	92,471	1,471,170	156,988	2.423
67	JAPAN	353,868	5.483	209,500	3,329,180	354,493	5.471
68	KOREA	30,161	0.467	17,463	284,150	30,786	0.475
69	KUWAIT	29,208	0.453	21,420	270,660	29,833	0.460
70	LUXEMBOURG	12,659	0.196	1,988	124,610	13,284	0.205
71	NETHERLANDS	55,830	0.865	32,453	525,860	56,455	0.871
72	NORWAY	75,133	1.164	48,005	703,330	75,758	1.169
73	PORTUGAL	15,500	0.240	9,258	145,750	16,125	0.249
74	SAUDI ARABIA	12,483	0.193	7,395	117,440	13,108	0.202
75	SPAIN	69,253	1.073	49,092	643,440	69,878	1.079
76	SWEDEN	99,557	1.543	58,936	936,640	100,182	1.546
77	SWITZERLAND	94,969	1.472	60,743	888,950	95,594	1.475
78	TURKEY	21,286	0.330	2,706	210,170	21,911	0.338
79	UNITED KINGDOM	112,759	1.747	65,033	1,062,560	113,384	1.750
80	UNITED STATES OF AMERICA	422,862	6.552	230,267	3,998,359	423,487	6.536
	Total Non Regionals	**2,614,922**	**40.519**	**1,575,068**	**24,574,319**	**2,628,887**	**40.576**
	Grand Total	**6,453,558**	**100.000**	**3,793,799**	**60,742,355**	**6,478,983**	**100.000**

The subscription position including the distribution of voting rights at 31 March 2016 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 March 2016 and 2015, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2016	2015
Balance at 1 January	168,842	173,538
Net conversion losses/(gains) on new subscriptions	250	(1,394)
Balance at 31 March	**169,092**	**172,144**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from "own credit" and remeasurements of defined liability.

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

NOTE N - INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the quarters ended 31 March 2016 and 2015 was as follows:

(UA thousands)

	2016	2015
Interest income on loans not impaired	80,082	76,586
Interest income on impaired loans	8,095	6,170
Commitment charges	3,181	2,720
Statutory commission	68	68
Total	**91,426**	**85,544**

Income from Investments and Related Derivatives

Income from investments for the quarters ended 31 March 2016 and 2015 was as follows:

(UA thousands)

	2016	2015
Interest income	41,187	41,804
Realized fair value losses on investments	(4,994)	(2,308)
Unrealized fair value losses on investments	(1,575)	(4,216)
Total	**34,618**	**35,280**

Total interest income on investments at amortized cost for the period ended 31 March 2016 was UA 18.35 million (2015: UA 26.69 million).

NOTE O - BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the quarters ended 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Charges to bond issuers	101,763	78,193
Amortization of issuance costs	17	103
Total	**101,780**	**78,296**

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the quarters ended 31 March 2016 and 2015 was as follows:

(UA thousands)

	2016	2015
Interest on derivatives payable	45,916	37,911
Interest on derivatives receivable	(103,207)	(70,734)
Total	**(57,291)**	**(32,823)**

Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized gains/losses on borrowings, related derivatives and others for the quarters ended 31 March 2016 and 2015 were as follows:

(UA thousands)

	2016	2015
Unrealized (losses)/gains on fair-valued borrowings and related derivatives	(36,227)	21,470
Unrealized gains on derivatives on non-fair valued borrowings and others	23,868	4,220
Total	**(12,359)**	**25,690**

Fair value gain attributable to changes in the Bank's "own credit" for the three months ended 31 March 2016 amounted to UA 2.08 million (2015: loss UA 29.19 million) and was included in the other comprehensive income.

The net unrealized loss on derivatives on non-fair valued borrowings and others for the three months ended 31 March 2016 amounted to UA 23.87 million (2015: gain UA 4.22 million). This included the income statement effects of the hedge accounting, consisting of unrealized gain of UA 1.63 million, representing hedge effectiveness and UA 1.01 million of amortization of fair value adjustments on the hedged risk (See Note G).

NOTE P - ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

	2016	2015
Manpower expenses	60,955	60,767
Other general expenses	15,111	14,705
Total	**76,066**	**75,472**
Reimbursable by ADF	(47,313)	(50,754)
Reimbursable by NTF	(101)	(101)
Net	**28,652**	**24,617**

NOTE Q - EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At 31 March 2016, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates are with effect from 1 September 2015 and aim at enhancing the long term financial sustainability of the Plan.

NOTE R - RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the quarters ended 31 March 2016, and 2015 was made up as follows:

(UA thousands)

	2016	2015
Salaries	4,793	5,150
Termination and other benefits	2,301	2,401
Contribution to retirement and medical plan	1,052	1,037
Total	**8,146**	**8,588**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At 31 March 2016, outstanding balances on loans and advances to management staff amounted to UA 4.89 million.

NOTE S - SUPPLEMENTARY DISCLOSURES

NOTE S– 1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 March 2016 and 2015 were as follows:

		2016	2015
1 UA = 1 SDR =	Algerian Dinar	152.813000	134.666000
	Angolan Kwanza	226.353000	149.571076
	Australian Dollar	1.839910	1.807040
	Botswana Pula	15.280000	13.767400
	Brazilian Real	5.087250	4.424210
	Canadian Dollar	1.827380	1.749610
	Chinese Yuan	9.111290	8.473140
	CFA Franc	811.707000	841.048387
	Danish Kroner	9.220410	9.577350
	Egyptian Pound	12.493800	10.506265
	Ethiopian Birr	30.181200	28.464325
	Euro	1.237440	1.282170
	Gambian Dalasi	58.710000	67.540000
	Ghanaian Cedi	5.356790	4.889977
	Guinean Franc	10,690.100000	10,183.549700
	Indian Rupee	93.451000	86.343100
	Japanese Yen	150.675000	165.691000
	Kenyan Shilling	140.475000	128.667957
	Korean Won	1,625.070000	1,524.340000
	Kuwaiti Dinar	0.425250	0.414192
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	49.857700	50.218500
	Moroccan Dirham	13.572100	13.734271
	New Zambian Kwacha	15.687600	9.695353
	New Zealand Dollar	2.037930	1.841780
	Nigerian Naira	271.427000	277.959525
	Norwegian Krone	11.649800	11.159400
	Pound Sterling	0.978140	0.932088
	Sao Tomé Dobra	31,082.000000	30,468.375000
	Saudi Arabian Riyal	5.283070	5.173090
	South African Rand	20.754900	8.238590
	Swedish Krona	11.477900	11.895600
	Swiss Franc	1.355290	1.341970
	Tanzanian Shilling	3,048.800000	2,473.786800
	Tunisian Dinar	2.845070	2.688790
	Turkish Lira	4.049860	3.532549
	Ugandan Shilling	4,625.390000	4,073.239990
	United States Dollar	1.408820	1.379490
	Vietnamese Dong	31,566.700000	29,601.096420

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.